UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                    FORM 4

       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Elliott International, L.P.
       c/o HSBC Financial Services (Cayman) Limited
       P.O. Box 1109, Mary Street
       Grand Cayman, Cayman Islands, British West Indies

2.     Issuer Name and Ticker Trading Symbol

       Sunshine Mining and Refining Company (SSMR)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       01/02

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director
       [ ] Officer (give title below)
       [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person
       [ ] Form filed by more than one Reporting Person



                                                             (Page 1 of 5)

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Table I Non-Derivative  Securities  Acquired,  Disposed of, or Beneficially
Owned

1.     Title of Security (Instr. 3)

       (a) Common Stock
       (b) Common Stock
       (c) Common Stock
       (d) Common Stock

2.     Transaction Date (Month/Day/Year)

       (a) 01/04/02
       (b) 01/07/02
       (c) 01/08/02
       (d) 01/10/02

3.     Transaction Code (Inst. 8)

       (a) S
       (b) S
       (c) S
       (d) S

       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount:

       (a) 17,000
       (b)  3,250
       (c) 10,000
       (d) 10,000

             (A) or (D):

       (a) D
       (b) D
       (c) D
       (d) D

             Price:

       (a) $.60
       (b) $.68
       (c) $.65
       (d) $.62

                                 (Page 2 of 5)

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

       (a) - (d) 12,488,399

6.     Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

       (a) - (d) D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

       Not applicable.

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.




                                   (Page 3 of 5)


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Table II - Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)


2.     Conversion or Exercisable Price of Derivative Security


3.     Transaction Date (Month/Day/Year)


4.     Transaction Code (Instr. 8)

             Code

             V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             (A)

             (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:

             Expiration Date:


7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

             Title:

             Amount or Number of Shares:


8.     Price of Derivative Security (Inst. 5)


9.  Number  of  Derivative  Securities  Beneficially  Owned at End of Month
(Instr. 4)


10.  Ownership  Form of  Derivative  Security:  Direct (D) or Indirect  (I)
(Instr. 4)


11.    Nature of Indirect Beneficial Ownership (Instr. 4)


                                   (Page 4 of 5)

Explanation of Responses:

     *Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Dated: February 6, 2002

       ELLIOTT INTERNATIONAL, L.P.
       By: Elliott International Capital Advisors Inc.,
                 as Attorney-in-Fact


         By: /s/ Elliot Greenberg
                 Elliot Greenberg
                 Vice President

         *Signature of Reporting Person



                                     (Page 5 of 5)